Filed Pursuant to Rule 433

Registration No. 333-121744

April 7, 2006

Accelerated Market Participation Securities

BEAR, STEARNS & CO. INC.
STRUCTURED PRODUCTS GROUP
(212) 272-6928

STRUCTURED EQUITY PRODUCTS

New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC.

Notes Linked to a Basket of Five International Equity Indices Concentrated in the Pacific Rim

These Notes are Not Principal Protected

INVESTMENT HIGHLIGHTS

•                  18-month term to maturity

•                  Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A by S&P)

•                  Issue Price: 100.00% of the Principal Amount

•                  Linked to a Basket of five international equity Indices concentrated in the Pacific Rim

•                  Depending upon the Basket Level at Maturity, the Notes will pay 2 times the percent increase in the Basket, up to a maximum return of [25% - 28%]

•                  The Notes are not principal protected. If the Basket declines in value by the Maturity Date, the Notes will lose value at a rate of 1% for every 1% decline in the Basket from the Initial Basket level.

•                  The Notes will not bear interest or reflect the payment of dividends.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

STRUCTURED PRODUCTS GROUP

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to a basket of five international equity indices concentrated in the Pacific Rim. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement and Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc. (“BSC”).
ISSUER’S RATING:	A1 / A (Moody’s / S&P)
CUSIP NUMBER:	073928Q22
ISSUE PRICE:	100.00% of principal (the “Principal Amount”).
PRINCIPAL AMOUNT:	To be disclosed in the final pricing supplement.
DENOMINATIONS:	$1,000 per Note.
SELLING PERIOD ENDS:	April [ ], 2006
PRICING DATE:	April [ ], 2006
SETTLEMENT DATE:	April [ ], 2006.
CALCULATION DATE:	October [ ], 2007.
MATURITY DATE:	October [ ], 2007 (for a term of approximately 18-months).
CASH SETTLEMENT VALUE:

On the Maturity Date you will receive the Cash Settlement Value, an amount in cash that depends upon the relation of the Final Basket Level to the Initial Basket Level. If, at maturity, the Final Basket Level is greater than or equal to the Initial Basket Level, we will pay you the principal amount of the Notes, plus the lesser of:

, and

$[250.00 - 280.00].

If, at maturity, the Final Basket Level is less than the Initial Basket Level, you will receive less and possibly significantly less, than the principal you invested. In this case, we will pay you, per Note:

BASKET RETURN:	The sum of the Component Returns for all components in the Basket divided by the number of Components.
COMPONENT RETURN:	For each Component, the Component Level divided by the Initial Component Level.
COMPONENT LEVEL:	The closing value, as determined by the applicable Sponsor, of the applicable Component on the Calculation Date.
INITIAL COMPONENT LEVEL:	The applicable Component price on the Pricing Date.
INITIAL BASKET LEVEL:	100.
FINAL BASKET LEVEL:	The Basket Return on the Calculation Date times the Initial Basket Level.
BASKET:	An equally weighted basket of Asian Equity Indices (each, a “Component”):

Country/ Region	Component	Symbol
China (PRC)	FTSE/Xinhua China 25 Index™	FXTID Index
Japan	Nikkei 225SM Index	NKY Index
Korea (ROK)	KOSPI 200 Index	KOSPI2 Index
Hong Kong	AMEX Hong Kong 30 Index	HKX Index
Australia	S&P/ASX 200 Index	AS51 Index

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated February 2, 2005 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated April 6, 2006 the “Pricing Supplement”. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The Pricing Supplement and the accompanying Prospectus and Prospectus Supplement may be accessed on the SEC Web site at www.sec.gov as follows:
http://www.sec.gov/Archives/edgar/data/777001/000104746906004678/a2169165z424b5.htm

ILLUSTRATIVE SETTLEMENT TABLE

The following is an illustrative table demonstrating the hypothetical Cash Settlement Value at maturity based on the assumptions outlined below. These examples do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Basket or of the movements that are likely to occur with respect to the Components. You should not construe these examples or the data included in the tables as an indication of the expected performance of the Notes. Some amounts are rounded and actual returns may be different.

Assumptions:

•                  Investor purchases $1,000 principal amount of Notes at the initial offering price of $1,000.

•                  Investor does not sell the Notes and holds the Notes to maturity.

•                  All returns are based on a 18-month term; pre-tax basis.

•                  No Market Disruption Events or Events of Default occur during the term of the Notes.

•                  Assumed maximum return is 26.5%

Initial Basket Level	Final Basket Level	Percentage Change in Basket	Cash Settlement Value per Note	Return if Held to Maturity
100	145	45.00%	$1,265	26.50%
100	140	40.00%	$1,265	26.50%
100	135	35.00%	$1,265	26.50%
100	130	30.00%	$1,265	26.50%
100	125	25.00%	$1,265	26.50%
100	120	20.00%	$1,265	26.50%
100	115	15.00%	$1,265	26.50%
100	110	10.00%	$1,200	20.00%
100	105	5.00%	$1,100	10.00%
100	100	0.00%	$1,000	0.00%
100	95	-5.00%	$950	-5.00%
100	90	-10.00%	$900	-10.00%
100	85	-15.00%	$850	-15.00%
100	80	-20.00%	$800	-20.00%
100	75	-25.00%	$750	-25.00%
100	70	-30.00%	$700	-30.00%
100	65	-35.00%	$650	-35.00%
100	60	-40.00%	$600	-40.00%
100	55	-45.00%	$550	-45.00%
100	50	-50.00%	$500	-50.00%
100	45	-55.00%	$450	-55.00%
100	40	-60.00%	$400	-60.00%
100	35	-65.00%	$350	-65.00%
100	30	-70.00%	$300	-70.00%
100	25	-75.00%	$250	-75.00%
100	20	-80.00%	$200	-80.00%
100	15	-85.00%	$150	-85.00%
100	10	-90.00%	$100	-90.00%
100	5	-95.00%	$50	-95.00%
100	0	-100.00%	$0	-100.00%

The graph below depicts the hypothetical Cash Settlement Values as the value of the Basket changes.

The following tables set forth the highest and lowest intraday sale prices during the applicable quarter, as well as end-of-quarter closing prices, for the Components during the periods indicated below. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification.

1.              FTSE/Xinhua China 25 Index™  (first published in April 19, 2001)

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	n/a	n/a	n/a
June 29, 2001	6,335.13	4,664.77	5,916.72
September 28, 2001	5,959.53	3,856.63	4,205.25
December 31, 2001	4,756.59	4,131.70	4,596.84
March 29, 2002	5,001.89	4,391.50	4,822.18
June 28, 2002	5,169.69	4,816.63	4,934.55
September 30, 2002	5,083.68	4,328.78	4,329.55
December 31, 2002	4,528.84	4,081.49	4,317.23
March 31, 2003	4,707.99	4,309.18	4,437.62
June 30, 2003	5,260.29	4,234.37	5,169.87
September 30, 2003	6,279.46	5,170.81	6,089.77
December 31, 2003	8,324.97	6,193.19	8,324.97
March 31, 2004	8,845.71	7,879.50	8,207.84
June 30, 2004	8,614.24	6,222.20	7,414.40
September 30, 2004	8,040.70	6,950.06	7,916.39
December 31, 2004	8,512.93	7,594.53	8,294.66
March 31, 2005	8,767.79	7,827.26	8,254.83
June 30, 2005	8,529.93	7,889.44	8,496.46
September 30, 2005	9,736.78	8,363.14	9,404.92
December 31, 2005	9,430.76	8,272.52	9,203.65
March 31, 2006	11,123.08	9,346.46	11,069.71
From April 1, 2006 through April 5, 2006 only	11,396.75	11,305.32	11,396.75

2.              Nikkei 225SM Index

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	14,032.42	11,819.70	12,999.70
June 29, 2001	14,529.41	12,574.26	12,969.05
September 28, 2001	12,817.41	9,504.41	9,774.68
December 31, 2001	11,064.30	9,924.23	10,542.62
March 29, 2002	11,919.30	9,420.85	11,024.94
June 28, 2002	11,979.85	10,074.56	10,621.84
September 30, 2002	10,960.25	9,075.09	9,383.29
December 31, 2002	9,215.56	8,303.39	8,578.95
March 31, 2003	8,790.92	7,862.43	7,972.71
June 30, 2003	9,137.14	7,607.88	9,083.11
September 30, 2003	11,033.32	9,265.56	10,219.05
December 31, 2003	11,161.71	9,614.60	10,676.64
March 31, 2004	11,770.65	10,365.40	11,715.39
June 30, 2004	12,163.89	10,505.05	11,858.87
September 30, 2004	11,896.01	10,687.81	10,823.57
December 31, 2004	11,488.76	10,659.15	11,488.76
March 31, 2005	11,966.69	11,238.37	11,668.95
June 30, 2005	11,874.75	10,825.39	11,584.01
September 30, 2005	13,678.44	11,614.71	13,574.30
December 31, 2005	16,445.56	12,996.29	16,111.43
March 31, 2006	17,125.64	15,059.52	17,059.66
From April 1, 2006 through April 5, 2006 only	17,464.54	17,105.50	17,243.98

3.              Korea Stock Price Index 200

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	79.47	65.16	65.16
June 29, 2001	78.85	60.96	73.20
September 28, 2001	73.45	58.03	58.91
December 31, 2001	88.25	61.04	86.97
March 29, 2002	112.68	88.63	111.84
June 28, 2002	117.66	88.61	93.69
September 30, 2002	101.05	81.37	81.37
December 31, 2002	93.52	73.35	79.87
March 31, 2003	84.92	65.64	68.05
June 30, 2003	88.11	68.40	85.47
September 30, 2003	98.87	86.15	89.55
December 31, 2003	106.48	90.63	105.21
March 31, 2004	119.28	106.65	115.98
June 30, 2004	122.44	94.05	101.85
September 30, 2004	110.42	93.19	107.69
December 31, 2004	115.25	104.13	115.25
March 31, 2005	131.97	112.71	124.78
June 30, 2005	130.39	117.58	129.43
September 30, 2005	159.06	130.54	157.55
December 31, 2005	177.43	146.55	177.43
March 31, 2006	183.02	168.04	173.35
From April 1, 2006 through April 5, 2006 only	181.03	178.89	179.26

4.              AMEX Hong Kong 30 Index

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	793.25	618.58	627.68
June 29, 2001	675.08	592.95	634.09
September 28, 2001	641.26	436.45	488.47
December 31, 2001	587.96	484.72	565.55
March 29, 2002	588.38	513.26	540.66
June 28, 2002	589.04	510.37	522.32
September 30, 2002	534.59	448.52	448.52
December 31, 2002	505.87	440.39	460.73
March 31, 2003	486.24	424.70	424.70
June 30, 2003	495.07	414.52	471.82
September 30, 2003	559.50	471.81	555.31
December 31, 2003	624.90	555.32	624.90
March 31, 2004	690.26	617.90	630.17
June 30, 2004	645.77	548.19	610.37
September 30, 2004	660.24	593.43	652.38
December 31, 2004	713.69	638.11	711.09
March 31, 2005	711.49	666.91	671.52
June 30, 2005	711.45	664.51	706.91
September 30, 2005	771.43	695.78	769.12
December 31, 2005	767.13	709.78	744.57
March 31, 2006	797.63	307.98	791.11
From April 1, 2006 through April 5, 2006 only	805.06	803.05	805.06

5.              S&P/ASX 200 Index

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	3,273.66	2,773.22	2,773.22
June 29, 2001	3,293.29	2,762.73	3,243.37
September 28, 2001	3,266.75	2,454.85	2,655.88
December 31, 2001	3,255.44	2,677.60	3,223.06
March 29, 2002	3,369.50	3,160.94	3,361.50
June 28, 2002	3,468.94	3,151.34	3,202.34
September 30, 2002	3,255.04	2,761.69	2,865.77
December 31, 2002	3,067.12	2,829.62	2,918.67
March 31, 2003	3,141.95	2,800.94	3,079.17
June 30, 2003	3,627.21	3,063.15	3,573.50
September 30, 2003	3,808.72	3,462.68	3,736.69
December 31, 2003	4,217.93	3,712.75	4,215.12
March 31, 2004	4,466.78	4,195.75	4,361.90
June 30, 2004	4,466.76	3,960.94	4,224.78
September 30, 2004	4,496.67	4,184.29	4,486.75
December 31, 2004	5,183.44	4,449.24	5,177.95
March 31, 2005	5,519.23	4,998.38	5,246.21
June 30, 2005	5,622.40	4,939.81	5,499.41
September 30, 2005	6,043.92	5,312.95	5,994.96
December 31, 2005	6,019.04	5,472.25	5,810.19
March 31, 2006	5,139.50	4,751.10	5,129.70
From April 1, 2006 through April 5, 2006 only	5,217.50	5,122.10	5,207.00

SELECTED RISK CONSIDERATIONS

The following highlights some, but not all, of the risk considerations relevant to investing in the Notes. The following must be read in conjunction with the sections “Risk Factors” beginning on pages S-3 and PS-[11], respectively, in the Prospectus Supplement and Pricing Supplement. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement and Pricing Supplement.

•                  Suitability of Notes for Investment — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•                  Not Principal Protected — The Notes are not principal protected. If the Final Basket Level is less than the Initial Basket Level, there will be no principal protection on the Notes and the Cash Settlement Value you will receive will be less than the initial offering price in proportion to the percentage decline in the Basket. In that case, you will receive less, and possibly significantly less, than the initial public offering price of $1,000.

•                  Maximum return of [25% – 28%] — You will not receive more than the maximum return of [25% – 28%] at maturity. Because the maximum return on the Notes is [25% – 28%], the maximum Cash Settlement Value is [25% – 28%]. Therefore, the Cash Settlement Value will not reflect the increase in the value of the Notes if the Initial Basket Level increases by more than [12.5 - 14]%.

•                  Secondary Market — Because the Notes will not be listed on any securities exchange, a secondary trading market is not expected to develop; and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of any such bids be predicted.

•                  No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the stocks underlying the Basket; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•                  Taxes – The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled executory contracts linked to the value of the Basket and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Assuming the Notes are treated as pre-paid cash-settled executory contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes).

•                  Losses in one Component could eliminate or reduce gains in other Components – The Components may not move in tandem and increases in one or more Components may be offset by decreases in one or more other Components.

•                  Potential Disruptions in the International Markets – The Components include securities issued by international companies. The international securities markets may be affected by market disruptions that could cause the prices and performance of the securities underlying the Components to be adversely affected and affect the calculations of the Component Levels.

LICENSE AGREEMENTS

Each Component is a service mark or trademark of the Sponsor of such Component. The Notes, which are linked to the performance of the Components, are not sponsored, endorsed, sold or promoted by the Sponsor of any Component; and the Sponsors of such Components make no representations regarding the advisability of investing in the Notes. We have entered or expect to enter into non-exclusive license agreements with each of the Sponsors, whereby we and our affiliates, in exchange for a fee, will be permitted to use the Components in connection with the offer and sale of the Notes.

All disclosures contained in this free writing prospectus regarding the Components, including their make-up, methods of calculation and changes in their components, are derived from publicly available information. We do not assume any responsibility for the accuracy or completeness of such information.

FTSE/Xinhua China 25 Index™

The FTSE/Xinhua China 25 Index is published and compiled by FTSE/Xinhua Index Limited pursuant to a joint venture between FTSE International Limited and Xinhua Financial Network Limited.

FTSE™ is a trade mark jointly owned by the London Stock Exchange PLC and The Financial Times Limited. FTSETM is a trade mark of FTSE International Limited. Xinhua and FTSETM are service marks and trade marks of Xinhua Financial Network Limited.  All marks are licensed for use by FTSE/Xinhua Index Limited.

The Notes are not in any way sponsored, endorsed, sold or promoted by FTSE/Xinhua Index Limited (FXI), FTSE International Limited (FTSE) or Xinhua Financial Network Limited (Xinhua) or by the London Stock Exchange PLC (the Exchange) or by The Financial Times Limited (FT) and neither FXI, FTSE, Xinhua nor the London Stock Exchange PLC nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE/Xinhua China 25 Index (the Index) and/or the figure at which the said Index stands at any particular time on any particular day or otherwise.  The Index is compiled and calculated by or on behalf of FXI.  However, neither FXI or FTSE or Xinhua or Exchange or FT shall be liable (whether in negligence or otherwise) to any person for any error in the Index and neither FXI, FTS, Xinhua or Exchange or FT shall be under any obligation to advise any person of any error therein.

Nikkei 225SM Index

The copyright relating to the Nikkei Stock Average, Nikkei Average, or Nikkei 225 (the NSA) and intellectual property rights as to “Nikkei” (including in combination with other words) and the NSA and any other rights will belong to NKS.

The NKS will be entitled to change the details of the NSA and to suspend the announcement thereof.

All the businesses and implementation relating to the use of the NSA and related intellectual property rights will be conducted exclusively at the risk of the Company and NKS assumes no obligation or responsibility therefor.

Korea Stock Price Index 200

The Notes are not sponsored, endorsed, sold or promoted by the Korea Stock Exchange ("KSE"). KSE makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the KOSPI Indices to track general stock market performance. KSE's only relationship to the Company is with respect to certain trademarks and trade names of KSE and of the KOSPI Indices which are determined, composed and calculated by KSE without regard to the Company or the Notes. KSE has no obligation to take the needs of the Company or the owners of the Notes into consideration in determining, composing or calculating the KOSPI Indices. KSE is not responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. KSE has no obligation or liability in connection with the administration, marketing or trading of the Notes.

KSE DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE KOSPI INDICES OR ANY DATA INCLUDED THEREIN AND KSE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. KSE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE KOSPI INDICES OR ANY DATA INCLUDED THEREIN. KSE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OF FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE KOSPI INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL KSE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

S&P/ASX 200 Index

Standard & Poor's®" and "S&P®" are trademarks of The McGraw-Hill Companies and “ASX”, “All Ords”, “All Ordinaries”, “All Ordinaries Index”, “All Ordinaries Price Index”, “All Ord Share Price Index” and “All Ordinaries Accumulation Index” are trademarks of ASX Operations Pty Limited.  The foregoing marks have been or are expected to be licensed for use by the Company.  The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's or the Australian Stock Exchange and Standard & Poor’s and the Australian Stock Exchange make no representation, warranty, or condition regarding the advisability of investing in the Notes.